Mail Stop 4561
Via fax (650) 969-6121

April 29, 2010

Mr. Robert T. Vincenzi
Chief Executive Officer
Lasercard Corporation
1875 North Shoreline Boulevard
Mountain View, California 94043-1601

> **Re: Lasercard Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 15, 2009**
> **File No. 0-6377**

Dear Mr. Vincenzi:

We have completed our review of your Form 10-K for the Fiscal Year Ended March 31, 2009 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief